

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

Via E-mail
Ms. Laura K. Thompson
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, OH 44316

> **RE: The Goodyear Tire & Rubber Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 1-01927**

Dear Ms. Thompson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. It appears from your disclosures elsewhere in your document that net periodic pension costs represent a substantial component of your overall cost structure. Please provide draft disclosure to be included in future filings that expands MD&A to include discussion and analysis of the financial statement geography of your net periodic pension costs.

Critical Accounting Policies, page 38

General and Product Liability and Other Litigation, page 38

2. You disclose that you have recorded a receivable related to asbestos claims of $73 million, of which $10 million was classified in current assets. Please provide the following information:

    • You disclose $10 million of income was recorded related to the above insurance recoveries. Provide a rollforward of your receivable balance for each year presented, providing explanations for year over year activity and an aging of the receivables;
    • Describe the factors you considered in concluding that the $73 million recorded as insurance receivable is probable and reasonably estimable, specifically addressing the probability of the amounts recorded as non-current;
    • Briefly describe the terms and provisions of your insurance policies covering the asbestos claims, including coverage, expected term, termination provisions, renewal options and limitations on coverage;
    • Clarify whether the claim recoveries you have recorded as receivables are expected to be recovered under your coverage-in-place agreement or excess insurance policy;
    • Tell us how you determined the amount of the receivable; and
    • Tell us how your accounting for and classification of this insurance receivable is in accordance with ASC 410-30.

Recoverability of Goodwill, page 39

3. For the EMEA reporting unit, we note in your 2013 goodwill impairment test that you performed step 1 of the impairment test and concluded that fair value would have to decline over 60% for fair value to fall below carrying value.   Please provide draft disclosure to be included in future filings that discusses the degree of uncertainty associated with your key assumptions and any relevant adverse events and circumstances, including future rationalizations, that could affect the significant inputs used to determine the fair value of your reporting unit.

Note 1. Accounting Policies, page 65

Stock-Based Compensation, page 69

4. We note your disclosure that the expected term of your options is determined using a weighted average of the contractual term and vesting period under the simplified method, as historical data was not sufficient to provide a reasonable estimate. Please explain your basis that there was not sufficient historical data in determining your expected term. In this regard, we note that approximately 3.2 million options have been exercised during the past five years. Further, tell us what consideration was given to including the disclosures required by SAB No. 110 when using the simplified method, including the reason why the method was used, the types of share option grants for which the method

was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Senior Assistant Chief Accountant at (202) 551-3854 if you have any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant